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                           May 20, 2021

       Josh Hirsberg
       Executive Vice President, Chief Financial Officer and Treasurer Boyd Gaming Corporation
       3883 Howard Hughes Parkway, Ninth Floor
       Las Vegas , NV 89169

                                                        Re: Boyd Gaming
Corporation
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-12882

       Dear Mr. Hirsberg:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations
       Our Key Performance Indicators, page 26

   1. We note that you have identified several key performance measures to evaluate your gaming revenues. In the
past few annual reports, we note that your disclosures have gone away from quantifying
such measures and discussing the fluctuations and underlying contributing factors.
Please clarify and/or consider revising future filings to resume discussion of these key
performance measures and any material changes from period to period.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Josh Hirsberg
Boyd Gaming Corporation
May 20, 2021
Page 2

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.



                                                       Sincerely,
FirstName LastNameJosh Hirsberg
                                                       Division of Corporation
Finance
Comapany NameBoyd Gaming Corporation
                                                       Office of Real Estate &
Construction
May 20, 2021 Page 2
cc:       Tony McDuffie
FirstName LastName